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EXHIBIT 99.1

www.allianceatlantis.com	TSX	:	AAC.A, AAC.B
	NASDAQ	:	AACB

For Immediate Release (AAC03-051)

CONTACTS:	W. Judson Martin Senior Executive Vice President and Chief Financial Officer Tel: (416) 934-6932 E-mail: judson.martin@allianceatlantis.com	Kym Robertson Vice President Corporate & Public Affairs Tel: (416) 934-6941 E-mail: kym.robertson@allianceatlantis.com

ALLIANCE ATLANTIS AND MOVIE DISTRIBUTION INCOME FUND
ANNOUNCE EXERCISE BY UNDERWRITERS
OF THEIR OVER-ALLOTMENT OPTION

        TORONTO, CANADA — November 14, 2003 — Alliance Atlantis Communications Inc. (the "Company") and Movie Distribution Income Fund (the "Fund") announced today that the underwriters of the initial public offering of units of the Fund have exercised their over-allotment option to purchase 2,334,216 additional units at a purchase price of $10.00 per unit, for gross proceeds of $23,342,160. The proceeds will be used by the Fund to acquire an additional indirect interest of approximately 6% in the Company's motion picture distribution business, which is now carried on by Motion Picture Distribution LP (the "Partnership"). The Fund holds a 49% indirect interest in the Partnership and Alliance Atlantis holds a 51% interest in the Partnership.

        After giving effect to the over-allotment, the Company has received a total of approximately $254 million through a combination of proceeds from the Fund's offering of units and funds borrowed by the Partnership. The Company will use these funds, after the underwriters' commissions and expenses of the offering, to reduce indebtedness in accordance with its stated policy in this regard.

        The Fund's units trade on the Toronto Stock Exchange under the symbol "FLM.UN".

        The Fund units offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act.

Alliance Atlantis Communications Inc.

        Alliance Atlantis Communications Inc. is a leading vertically integrated broadcaster, creator and distributor of filmed entertainment. The Company's common shares are listed on the Toronto Stock Exchange — trading symbols AAC.A, AAC.B and on NASDAQ — trading symbol AACB. The Company's Web site is www.allianceatlantis.com.

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EXHIBIT 99.1